LL



M 17017094

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-53363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC PROPRIETARY MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 WEST JACKSON BLVD. , 20TH FLOOR
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED GOLDMAN (312) 692-5007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITEC PROPRIETARY MARKETS, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Review Report of Independent Reg. Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

The Member
Equitec Proprietary Markets, LLC
Chicago, IL

We have audited the accompanying statement of financial condition of Equitec Proprietary Markets, LLC (the Company), an Illinois Limited Liability Company, as of December 31, 2016, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Equitec Proprietary Markets, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 24, 2017

EQUITEC PROPRIETARY MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	1,469,229
Securities and derivatives owned, at fair value		291,145,129
Dividends receivable, net		1,776,656
Other receivables and assets		138,886
	$	294,529,900

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Due to clearing broker, net	$	88,245,833
Securities and derivatives sold, not yet purchased, at fair value		151,527,102
Accounts payable and accrued expenses		1,791,528
		241,564,463
Members' capital		52,965,437
	$	294,529,900

See Notes to Statement of Financial Condition.

1. Organization:

Equitec Proprietary Markets, LLC (the Company) is a limited liability company organized under the laws of the state of Illinois, and is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company is a wholly owned subsidiary of Equitec Group, LLC (Group). The Company is currently a member of the Chicago Board Options Exchange (CBOE), CBOE Futures Exchange, NYSE Arca, and Chicago Mercantile Exchange (CME).

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2016, the accounts, at times, may have exceeded their insured limit; however, no losses have been incurred on the accounts.

Securities and derivative transactions are recorded on a trade-date basis. All positions in securities and derivatives are stated at fair value. See Notes 4 and 5.

Dividends are generally recognized on the ex-dividend date. Interest is recognized on an accrual basis. At December 31, 2016, the Company had gross dividends receivable of $1,778,424 and gross dividends payable of $1,768.

Other receivables and assets include the Company's Class B limited partnership interest, which represents an ownership interest in the Company's clearing broker. As such, the interest is not readily marketable, and is carried at its original cost of $10,000.

Order routing, which includes providing access to and usage of the Company's trading software, is recognized as earned on a trade-date basis, net of any Chicago lease taxes collected.

The Company extends credit to its customers and generally requires no collateral.

2. Significant Accounting Policies - continued:

As such, the Company is susceptible to credit risk from customers. Management reviews aged receivables on a regular basis, and maintains prudent credit and collection policies to minimize risk.

Accounts receivable are stated at the amounts the Company expects to collect. The Company maintains an allowance for doubtful accounts to recognize estimated losses resulting from the inability of its customers to make required payments. Management considers a variety of factors when determining the collectability of specific customer accounts, such as credit-worthiness, past transaction history, current economic industry trends, and changes in payment terms. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2016, the balance of the allowance for doubtful accounts was $13,426.

The Company is not liable for federal income taxes as the member recognizes its respective share of income or loss in its consolidated tax returns. For 2016, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. Accordingly, no provision for income taxes has been made in the statement of financial condition. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2016, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2013.

Amounts payable, if any, to the clearing broker and securities sold, not yet purchased, are collateralized by cash and securities owned and on deposit with the clearing broker. See Note 3.

Management has evaluated subsequent events through February 24, 2017, the date on which the statement of financial condition was available to be issued. See Note 12.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker, and open trade equity on futures contracts. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due to the clearing broker at December 31, 2016 consist of the following:

3. Due from/to Clearing Broker - continued:

	Receivable (Payable)
Cash/margin accounts at clearing broker	$ (94,006,613)
Futures open trade equity	5,760,780
Total	$ (88,245,833)

4. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company's derivative activities are limited to those involving equity and index options, futures contracts, and options on futures contracts. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. At December 31, 2016, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition:

	Fair Value
Payable to clearing broker:	
Futures open trade equity – equity index	$ 5,760,780
Derivatives owned:	
Options on futures contracts	$ 32,735,993
Equity and index options	114,902,919
	$ 147,638,912
Derivatives sold, not yet purchased:	
Options on futures contracts	$ 27,159,378
Equity and index options	119,991,608
	$ 147,150,986

5. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

5. Fair Value of Financial Instruments - continued:

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities and listed derivatives.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company were quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include certain corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3.** Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are generally included in this category include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

5. Fair Value of Financial Instruments - continued:

	Level 1	Level 2	Level 3	Total
Due to clearing broker: Futures open trade equity	$ 5,760,780	$ -	$ -	$ 5,760,780
Equity and debt securities owned	138,282,698	4,619,030	469,489	143,371,217
Equity options owned	115,037,919	-	-	115,037,919
Options on futures contracts owned	32,735,993	-	-	32,735,993
Equity securities sold, not yet purchased	4,376,116	-	-	4,376,116
Equity options sold, not yet purchased	119,991,608	-	-	119,991,608
Options on futures contracts sold, not yet purchased	27,159,378	-	-	27,159,378

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature, and are categorized as Level 1 assets within the fair value hierarchy.

As of December 31, 2016, securities and derivatives owned and securities and derivatives sold, not yet purchased, which trade in active markets and are valued using quoted active market prices or broker or dealer quotations with reasonable levels of price transparency, are classified within Level 1 of the fair value hierarchy. Certain assets classified within Level 2 of the fair value hierarchy were reclassified from Level 3 to Level 2. Assets transferred from Level 3 to Level 2 of the fair value hierarchy represent convertible notes which were valued using the income approach method at December 31, 2015 but are being valued using parity at December 31, 2016. The change in valuation technique was determined when the underlying stock became unrestricted in 2016. Assets classified within Level 3 of the fair value hierarchy represent convertible notes which have been valued using the income approach method at December 31, 2016. See Note 8.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2016:

5. Fair Value of Financial Instruments - continued:

	Beginning Balance	Transferred to Level 2	Balance
CADIZ Convertible Notes:	$464,866	$(464,866)	$0

	Beginning Balance	Purchase Cost	Unrealized Gains (Losses) Related to Assets Held at Year End	Ending Balance
APPS Convertible Notes:	$0	$500,000	$(30,511)	$469,489

The following disclosures provide information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a significant Level 3 balance. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Ending Balance	Valuation Technique	Sensitivity of Fair Value to Changes in the Unobservable Inputs
APPS Convertible Notes:	$469,489	Income approach, present present value technique	Discount rate: 1.70%

6. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company regarding circumstances that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

Other guarantees: The Company guarantees certain service providers, such as clearing and custody agents, mainly Goldman Sachs & Company (GSCO), against specified potential losses in connection with their acting as agent for the Company and its affiliates. The Company has entered into guarantee contracts with GSCO guaranteeing an unlimited amount in specified losses of Equitec Specialists, L.L.C., and guaranteeing $2,000,000 in specified losses of Sphinx Trading, L.P., both affiliates. Management cannot estimate the amount of any potential liability under these guarantees, but feels the likelihood of any requirement to make payments pursuant to these agreements is remote.

7. Financial Instruments with Off-Balance Sheet Risk:

In connection with its market-making and proprietary trading activities, the Company entered into various transactions involving derivative financial instruments, primarily exchange-traded equity and index options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2016 at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2016.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The majority of the Company's trades were cleared through Goldman, Sachs & Co., the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Long-Term Notes Receivable:

Included in securities and derivatives owned at December 31, 2016 are two long-term notes receivable with face values of $1,108,000 and $798,000 that each bear interest at 7 percent, compounded quarterly, with a maturity date of March 5, 2020. At the option of the Company, the value of the notes plus accrued interest is convertible into shares of the CDZI stock of the issuer, CADIZ Inc. If the Company forgoes the option to convert, the total amount of principal plus accrued interest is to be received on the maturity date. See Note 5.

Included in securities and derivatives owned at December 31, 2016 are long-term notes receivable with a face value of $500,000 with a maturity date of September 23, 2020 that bear interest at 8.75 percent annually payable semiannually in arrears on each interest payment date, beginning March 15, 2017. The notes have been valued using the income approach present value technique using the average of the 3-year and 5-year 1.70% U.S. Treasury Yield Curve Rate. At the option of the Company, the value of the notes plus accrued interest is convertible into restricted shares of the APPS stock of the issuer, Digital Turbine, Inc. If the Company forgoes the option to convert, the total amount of principal plus accrued interest is to be received on the maturity date. See Note 5.

9. Related Party Transactions:

Accounts receivable includes receivables of $56,457 from various affiliates.

10. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2016, the Company had net capital of $32,584,228, which was $32,465,501 in excess of its required net capital.

11. Commitments and Contingencies:

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these claims and matters will not result in any material adverse effect upon the Company's financial condition.

11. Commitments and Contingencies - continued:

On March 24, 2015, the Company was served with a Statement of Charges by the CBOE alleging that the Company violated certain CBOE rules pertaining to the opening rotation in the CBOE Volatility Index (VIX). On May 8, 2015, the Company responded to the Statement of Charges and denied any wrongdoing. In the fall of 2016, a panel of the Business Conduct Committee of the CBOE held a multi-day hearing during which the parties presented numerous fact and expert witnesses and extensive evidence and arguments. In December 2016, the parties submitted post-hearing briefs. The CBOE panel has not yet issued an order on the merits. Although the results of this hearing cannot be determined at this time, management believes that the resolution of this matter will not result in any material adverse effect upon the Company's financial condition or results of operations.

On April 12, 2016, a lawsuit was filed in the Chancery Court of Cook County, Illinois in which the plaintiff alleged that the Company and its affiliates were part of a conspiracy with the other defendants in this matter to commit certain tortious or otherwise unlawful actions to deprive the plaintiff of certain rights or duties owed. The complaint seeks damages jointly and severally of all of the defendants in the amount of $45,000,000 plus punitive damages. The status of the lawsuit is at too early a stage to aggressively defend themselves in this matter. The Company and its affiliates have engaged the law firm of Sidley LLP to represent them. Although the results of the lawsuit cannot be determined at this time, management believes, after consultation with legal counsel, that the resolution of this matter will not result in any material adverse effect upon the Company's financial condition or results of operations.

12. Subsequent Events:

Subsequent to December 31, 2016, the Company received capital contributions of $300,000 and withdrawals of $415,000.

 JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Member
Equitec Proprietary Markets, LLC
Chicago, IL

We have reviewed management's statements, included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Equitec Proprietary Markets, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 24, 2017

Equitec Proprietary Markets, LLC
111 West Jackson Blvd
20th Floor
Chicago, IL 60604

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason Basso and Farber, LLP
150 North Wacker Drive,
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of Equitec Proprietary Markets, LLC (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2016, by making the following statements to our independent registered public accounting firm as part of their review procedures:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).
2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2016 without exception.
3. The Company has disclosed any regulatory examinations or correspondence with the SEC or its designated examining authority related to its compliance with the exemptive provisions.
4. All subsequent events through the date of the report of independent registered public accounting firm that could have a material effect on the Company's assertions have been disclosed.
5. The Company has designed and implemented effective controls in order to maintain its compliance with the exemptive provisions.
6. The Company actively monitors its compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements, and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.



Fred Goldman, CFO

Equitec Proprietary Markets, LLC

February 24, 2017